SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                Intellicorp, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   45815-31-03
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                                 (CUSIP Number)


                                  April 22, 1998
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             (Date of Event Which Requires Filing of the Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 45815-31-03                                         Page 2 of 5 Pages
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1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ICS Deloitte Management LLC
         I.R.S. Identification No. 23-2798167
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]

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3)       SEC USE ONLY


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4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                               5)     SOLE VOTING POWER
                                      1,000,000
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       None
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         1,000,000
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         None

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9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,000,000
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10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.8%/1/
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         00
--------------------------------------------------------------------------------
--------
/1/ According to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997 there were outstanding 13,642,385 shares of Common Stock on December 31, 1997. The "Percentage of Class Represented by Amount in Row 9" has been calculated based upon such number of shares, pro forma for the issuance to the Reporting Person of 1,000,000 shares.


                                Page 2 of 5 Pages

                                  Schedule 13G

ITEM 1(a).   NAME OF ISSUER:

             Intellicorp, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1975 El Camino Real West, Suite 101, Mountain View, CA 94040-2216

ITEM 2(a).   NAME OF PERSON FILING:

             ICS Deloitte Management LLC

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             Chadds Ford Business Campus, Brandywine 5 Building, Suite 350, Chadds Ford, PA 19317

ITEM 2(c).   CITIZENSHIP:

             Delaware Limited Liability Company

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, $.001 par value per share

ITEM 2(e).   CUSIP NUMBER:

             45815-31-03

ITEM 3.      Not applicable.

ITEM 4.      OWNERSHIP.

             (a)  Amount beneficially owned:

                               1,000,000

             (b) Percent of class:

                               6.8%/2/
--------
/2/ According to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997 there were outstanding 13,642,385 shares of Common Stock on December 31, 1997. The "Percentage of Class" has been calculated based upon such number of shares, pro forma for the issuance to the Reporting Person of 1,000,000 shares.


                                Page 3 of 5 Pages

             (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:

                               1,000,000

                  (ii) Shared power to vote or to direct the vote:

                               None

                  (iii) Sole power to dispose or to direct the disposition of:

                               1,000,000

                  (iv) Shared power to dispose or to direct the disposition of:

                               None

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.


ITEM 7.      IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
             ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

ITEM 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 Pages

                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   April 22, 1998
                                        ICS DELOITTE MANAGEMENT LLC



                                        By: /s/ Alan Murphy
                                            ---------------
                                            Name:  Alan Murphy
                                            Title: Chief Financial Officer


                                Page 5 of 5 Pages